UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Vringo, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92911N104

(CUSIP Number)

Andrew Kennedy Lang

Vringo, Inc.

780 Third Avenue, 15th Floor

New York, NY 10017

Tel: (212) 309-7549

With a copy to:

Kenneth R. Koch

Jeffrey P. Schultz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center

666 Third Avenue

New York, New York

(212) 935-3000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Kennedy Lang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS ™ OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,745,141*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,641,932*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,641,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.06%**
14	TYPE OF REPORTING PERSON* IN

* Includes an aggregate of (i) 933,971 Series 1 Warrants and 1,118,448 Series 2 Warrants, each exercisable into one share of Vringo, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”), (ii) 2,604 unvested restricted stock units which will vest within the next 60 days, and (iii) options to purchase up to an aggregate of 6,944 shares of Common Stock which are exercisable within the next 60 days. Of these securities, 2,931,752 shares of Common Stock, 368,533 Series 1 Warrants and 596,506 Series 2 Warrants are held by Innovation Spring LLC, a Delaware limited liability company (“Innovation Spring”).

** The calculation is based on 82,294,610 shares of Common Stock of Vringo, Inc. (the “Issuer”) issued and outstanding as of February 6, 2013 based on information provided by the Issuer.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vringo, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 780 Third Avenue, 15th Floor, New York, NY 10017.

Item 2. Identity and Background

(a), (f)	This Amendment is being filed by Andrew Kennedy Lang (the “Reporting Person”), a citizen of the United States of America. Of the securities covered by this Amendment and beneficially owned by the Reporting Person, 2,931,752 shares of Common Stock, 368,533 Series 1 Warrants and 596,506 Series 2 Warrants are held by Innovation Spring LLC, a Delaware limited liability company (“Innovation Spring”).

(b)	The business address of the Reporting Person is c/o Vringo, Inc. 780 Third Avenue, 15th Floor, New York, NY 10017.

(c)	The principal business of Reporting Person is serving as the Chief Technology Officer and the President of the Issuer. The Reporting Person is also a Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described below, the securities to which this Amendment relates were awarded to the Reporting Person as compensation for his employment with the Issuer and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

The purpose of the filing of this Amendment is to report changes in the beneficial ownership of the Reporting Person since the original filing of the Schedule 13D, following the consummation of the merger between the Issuer and Innovate/Protect, Inc., which are the result of disposition of certain securities pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person on August 31, 2012 and issuances of options and restricted stock units by the Issuer to the Reporting Person as compensation for his services as the Issuer’s Chief Technology Officer and President, most recently on February 11, 2013, as reported by the Reporting Person on various Forms 4 filed with the SEC between July 30, 2012 and February 13, 2013.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 9.06% of the issued and outstanding shares of Common Stock of the Issuer, based on 82,294,610 shares of Common Stock of the Issuer issued and outstanding as of February 6, 2013 based on information provided by the Issuer.

(b) The Reporting Person, as the manager of Innovation Spring, has the sole power to dispose or direct the disposition of 7,641,932 shares of Common Stock beneficially owned by the Reporting Person, including with respect to 2,931,752 shares of Common Stock, 368,533 Series 1 Warrants and 596,506 Series 2 Warrants that are held by Innovation Spring. Innovation Spring Trust is the sole member and the 100% owner of Innovation Spring. Andrew C. Lang, the father of the Reporting Person, has the sole power to vote or direct the vote over the 3,896,791 shares held by Innovation Spring. The Reporting Person does not have power to vote or direct the vote over the 3,896,791 shares held by Innovation Spring.

(c) Except as described in Items 3 and 4 of this Amendment, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) The Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as described above under Item 5.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

/s/	Andrew Kennedy Lang
Andrew Kennedy Lang